UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:      June 10, 2013

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters Disclosed on the Internet Website in Relation to

the Convocation of the Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements
Notes to Non-Consolidated Financial Statements

(From April 1, 2012 to March 31, 2013)

With regard to the information stated above, in accordance with laws, regulations and Article 25  of the Articles of Incorporation, it is disclosed by posting on the company’s website on the  Internet (http://www.smfg.co.jp).

Sumitomo Mitsui Financial Group, Inc.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiary companies and affiliate companies are pursuant to Article 2 paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been omitted.

1. Scope of consolidation

(1)	Consolidated subsidiaries 323 companies

Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

Sumitomo Mitsui Finance and Leasing Company, Limited

SMBC Nikko Securities Inc.

SMBC Friend Securities Co., Ltd.

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

THE MINATO BANK, LTD.

Kansai Urban Banking Corporation

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Finance Service Co., Ltd.

SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2013 are as follows:

43 companies, including SMBC Aviation Capital Limited, were included in the scope of consolidated subsidiaries as a result of acquisitions of stocks and other reasons.

50 companies, including ORIX Credit Corporation, were excluded from the scope of consolidated subsidiaries because they were no longer subsidiaries due mainly to sale of stocks.

7 companies, including SMFL Speed Co., Ltd., were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

186 subsidiaries, including SMLC MAHOGANY CO., LTD., are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 63, paragraph 1, item 2 of the Companies Calculation Regulations.

Other unconsolidated subsidiaries, including SBCS Co., Ltd., are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial; as such, they do not hinder a rational judgment of financial position and operating results of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method 5 companies

Principal company: SBCS Co., Ltd.

PT. SBCS INDONESIA became an unconsolidated subsidiary accounted for by the equity method from the fiscal year ended March 31, 2013 because it became a subsidiary due to establishment.

(2)	Affiliates accounted for by the equity method 39 companies

Principal companies:

Sumitomo Mitsui Auto Service Company, Limited

Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2013 are as follows:

2 companies including China Post & Capital Fund Management Co., Ltd. became equity method affiliates due mainly to acquisitions of equity interest.

2 companies including Famima Credit Corporation were excluded from the scope of equity method affiliates because they were no longer equity method affiliates due mainly to mergers.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

186 subsidiaries, including SMLC MAHOGANY CO., LTD., are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 69, paragraph 1, item 2 of the Companies Calculation Regulations.

(4)	Affiliates that are not accounted for by the equity method

Principal company: Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of consolidated financial position and results of operations when excluded from the scope of equity method.

3. Special purpose entities

(1)	Outline of special purpose entities and transactions

SMBC, a consolidated subsidiary of the Company, provides credit lines, liquidity lines and loans to 13 special purpose entities (“SPEs”) for their fund needs and issuing of commercial paper. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the 13 SPEs as of their most recent closing dates were 1,994,975 million yen and 1,994,812 million yen, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

(2)	Principal transactions with the SPEs as of and for the fiscal year ended March 31, 2013

Unit: millions of yen

Balances of principal transactions as of March 31, 2013		Principal profit or loss for the fiscal year ended March 31, 2013
Item	Amount	Item	Amount
Loans and bills discounted	1,361,877	Interest on loans and discounts	10,786
Credit lines	715,809	Fees and commissions	1,811
Liquidity lines	460,059

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market-related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis and recorded as “Trading income” and “Trading losses” on the consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities for which it is extremely difficult to determine fair value with no available market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.
(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation
1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

In accordance with the amendment of the Corporation Tax Act, effective from the fiscal year ended March 31, 2013, the Company and its consolidated domestic subsidiaries have changed their depreciation method for those tangible fixed assets acquired on or after April 1, 2012. This change has little impact on consolidated ordinary profit and income before income taxes and minority interests for the fiscal year ended March 31, 2013.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, mainly assuming that lease terms or expected lifetime of assets as the depreciation period and estimated disposal values at the expiration date as salvage values.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from the collection of principal and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent of these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 653,146 million yen.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for employee retirement benefits

The reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employee’s average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employee’s average remaining service period, commencing from the next fiscal year of incurrence.

(9)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(10)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer point award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(11)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits that were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(12)	Reserve for losses on interest payment

The reserve for losses on interest payment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(13)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities-related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rates prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting
1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applied deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest-rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using “macro hedge,” which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to “Interest income” or “Interest expenses” over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on “macro hedge” (before deducting tax effect) were 70 million yen and 17 million yen, respectively.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest-rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for gains or losses that arise from interest-rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest-rate swaps.

(17)	Amortization of goodwill

Goodwill related to SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited, SMBC Nikko Securities Inc., Kansai Urban Banking Corporation, Cedyna Financial Corporation and SMBC Consumer Finance Co., Ltd. is amortized using the straight-line method over 20 years. Goodwill related to SMBC Aviation Capital is amortized using the straight-line method over 10 years. Goodwill related to other companies is charged or credited to income directly when incurred.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

<Changes in Presentation>

Consolidated balance sheets

“Assets for rent” (298,167 million yen for the previous fiscal year), which was included in “Buildings,” “Land” and “Other tangible fixed assets” in the previous fiscal year, has been separately presented for the fiscal year ended March 31, 2013, since its materiality has been increased.

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts of less than one million yen have been omitted.
3.

Japanese government bonds as a sub-account of Securities and trading securities as a sub-account of Trading assets include 50,716 million yen of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which consolidated subsidiaries have the right to sell or pledge and the securities which consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, 1,238,199 million yen of securities are pledged, and 821,378 million yen of securities are held in hand as of the consolidated balance sheet date.

4.	Bankrupt loans and Non-accrual loans were 55,479 million yen and 1,130,562 million yen, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

5.	Past due loans (3 months or more) totaled 16,044 million yen.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

6.	Restructured loans totaled 484,963 million yen.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrower’s recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

7.	The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 1,687,049 million yen.

The amounts of loans presented in Notes 4 through 7 above are the amounts before deduction of reserve for possible loans losses.

8.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 887,690 million yen.

9.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral
Cash and due from banks	207,675
Call loans and bills bought	496,342
Monetary claims bought	1,744
Trading assets	2,528,418
Securities	5,343,900
Loans and bills discounted	1,649,598
Lease receivables and investment assets	5,463
Tangible fixed assets	12,496
Other assets (installment account receivable, etc.)	790
Liabilities corresponding to assets pledged as collateral
Deposits	20,968
Call money and bills sold	1,045,000
Payables under repurchase agreements	2,067,392
Payables under securities lending transactions	3,520,709
Trading liabilities	502,841
Borrowed money	1,202,622
Other liabilities	41,407
Acceptances and guarantees	125,009

In addition, cash and due from banks of 17,766 million yen, trading assets of 28,128 million yen, securities of 24,871,082 million yen and loans and bills discounted of 735,230 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangibles of 120,705 million yen, variation margins of futures markets of 17,507 million yen, collateral money deposited for financial instruments of 255,863 million yen, and other variation margins of 2,414 million yen.

10.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 49,706,886 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 40,403,061 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after contracts are made.

11.

SMBC and some consolidated subsidiaries revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Some affiliates also revaluated their own land for business activities in accordance with the Act. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of revaluation

SMBC:

March 31, 1998 and March 31, 2002

Some consolidated subsidiaries and affiliates:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Articles 2-3, 2-4 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Some consolidated subsidiaries and affiliates:

Fair values were determined based on the values stipulated in Articles 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

12.	Accumulated depreciation on tangible fixed assets amounted to 857,513 million yen.
13.	Deferred gain on fixed assets deductible for tax purposes amounted to 66,727 million yen.
14.	The balance of subordinated debt included in “Borrowed money” was 314,450 million yen.
15.	The balance of subordinated bonds included in “Bonds” was 2,010,355 million yen.
16.	The amount guaranteed by banking subsidiaries to privately placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was 1,823,931 million yen.

17. Stock options

(1)	Amount of stock options to be expensed in the fiscal year

General and administrative expenses	584 million yen
(2)	Amount of profit by non-exercise of stock options in the fiscal year

Other income	10 million yen
(3)	Outline of stock options and changes
1)	The Company

a. Outline of stock options

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011	July 30, 2012
Title and number of grantees	Directors and employees of the Company and SMBC 677	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71
Number of stock options (Note 1)	Common shares 162,000 (Note 2)	Common shares 102,600	Common shares 268,200	Common shares 280,500
Grant date	August 30, 2002	August 13, 2010	August 16, 2011	August 15, 2012
Condition for vesting	N.A.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.

Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.

Requisite service period	N.A.	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013
Exercise period	June 28, 2004 to June 27, 2012	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042

(Notes)

1.	Number of stock options has been converted and stated as number of shares.
2.	Number of stock options is reported in consideration of the 100-for-1 stock split implemented on January 4, 2009.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011	July 30, 2012
Before vested
Previous fiscal year-end	—	74,400	260,300	—
Granted	—	—	—	280,500
Forfeited	—	—	1,600	1,100
Vested	—	23,600	14,000	2,200
Outstanding	—	50,800	244,700	277,200
After vested
Previous fiscal year-end	108,100	25,800	5,900	—
Vested	—	23,600	14,000	2,200
Exercised	—	1,200	1,900	—
Forfeited	108,100	—	—	—
Exercisable	—	48,200	18,000	2,200

(Note) Number of stock options has been converted and stated as number of shares.

Price Information

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011	July 30, 2012
Exercise price (yen)	6,649	1	1	1
Average exercise price (yen)	—	3,235	2,986	—
Fair value at the grant date (yen)	—	2,215	1,872	2,042

c. Valuation technique used for valuing fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

(i)	Valuation technique: Black-Scholes option-pricing model
(ii)	Principal parameters used in the option-pricing model

Date of resolution	July 30, 2012
Expected volatility (Note 1)	46.26%
Average expected life (Note 2)	4 years
Expected dividends (Note 3)	100 yen per share
Risk-free interest rate (Note 4)	0.14%

(Notes)

1.	Calculated based on the actual stock prices during 4 years from August 16, 2008 to August 15, 2012.
2.	The average expected life could not be estimated rationally due to an insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of the Company and SMBC.
3.	Expected dividends are based on the expected dividends on common stock for the fiscal year ended March 31, 2013 of the date of grant.
4.	Japanese government bond yield corresponding to the average expected life.

d. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2)	A consolidated subsidiary, Kansai Urban Banking Corporation

a. Outline of stock options

Date of resolution	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Title and number of grantees	Directors and employees 44	Directors and employees 65	Directors and employees 174	Directors and employees 183
Number of stock options (shares) (Note)	Common shares 234,000	Common shares 306,000	Common shares 399,000	Common shares 464,000
Grant date	July 31, 2002	July 31, 2003	July 30, 2004	July 29, 2005
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014	June 30, 2007 to June 29, 2015

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Title and number of grantees	Directors 9	Officers not doubling as directors 14, Employees 46	Directors 10	Officers not doubling as directors 14, Employees 48
Number of stock options (shares) (Note)	Common shares 162,000	Common shares 115,000	Common shares 174,000	Common shares 112,000
Grant date	July 31, 2006	July 31, 2006	July 31, 2007	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017	June 29, 2009 to June 28, 2017

Date of resolution	June 27, 2008	June 26, 2009
Title and number of grantees	Directors 9, Officers not doubling as directors 16, Employees 45	Directors 11, Officers not doubling as directors 14, Employees 57
Number of stock options (shares) (Note)	Common shares 289,000	Common shares 350,000
Grant date	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.
Requisite service period	N.A.	N.A.
Exercise period	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

(Note) Number of stock options has been converted and stated as number of shares.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	106,000	192,000	285,000	392,000
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	106,000	26,000	40,000	58,000
Exercisable	—	166,000	245,000	334,000

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	162,000	115,000	174,000	112,000
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	32,000	29,000	16,000	7,000
Exercisable	130,000	86,000	158,000	105,000

Date of resolution	June 27, 2008	June 26, 2009
Before vested (shares)
Previous fiscal year-end	—	—
Granted	—	—
Forfeited	—	—
Vested	—	—
Outstanding	—	—
After vested (shares)
Previous fiscal year-end	289,000	350,000
Vested	—	—
Exercised	—	—
Forfeited	—	—
Exercisable	289,000	350,000
(Note) Number of stock options has been converted and stated as number of shares.

Price information

Date of resolution	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Exercise price (yen)	131	179	202	313
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	—	—	—	—

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Exercise price (yen)	490	490	461	461
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	138	138	96	96

Date of resolution	June 27, 2008	June 26, 2009
Exercise price (yen)	302	193
Average exercise price (yen)	—	—
Fair value at the grant date (yen)	37	51

c. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

3)	A consolidated subsidiary, THE MINATO BANK, LTD. (“MINATO”)

a. Outline of stock options

Date of resolution	June 28, 2012
Title and number of grantees	Directors 7, Officers 12
Number of stock options (shares) (Note)	Common shares 368,000
Grant date	July 20, 2012
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.
Requisite service period	June 28, 2012 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2013.
Exercise period	July 21, 2012 to July 20, 2042

(Note) Number of stock options has been converted and stated as number of shares.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	June 28, 2012
Before vested (shares)
Previous fiscal year-end	—
Granted	368,000
Forfeited	12,000
Vested	44,000
Outstanding	312,000
After vested (shares)
Previous fiscal year-end	—
Vested	44,000
Exercised	—
Forfeited	—
Exercisable	44,000

(Note) Number of stock options has been converted and stated as number of shares.

Price information

Date of resolution	June 28, 2012
Exercise price (yen)	1
Average exercise price (yen)	—
Fair value at the grant date (yen)	132

c. Valuation technique used for valuing fair value of stock options

  Stock options granted in the fiscal year were valuated using the following valuation technique.

  (i) Valuation technique: Black-Scholes option-pricing model

  (ii) Principal parameters used in the option-pricing model

Date of resolution	June 28, 2012
Expected volatility (Note 1)	34.34%
Average expected life (Note 2)	2 years
Expected dividends (Note 3)	5 yen per share
Risk-free interest rate (Note 4)	0.10%

(Notes)

1.	Calculated based on the actual stock prices during 2 years from July 21, 2010 to July 20, 2012.
2.	The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of MINATO.
3.	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2012.
4.	Japanese government bond yield corresponding to the average expected life.

d.	Method of estimating number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

18. Business Combination

<Business combination through acquisition>

Joint acquisition of the aircraft leasing business from The Royal Bank of Scotland Group plc

SMBC and Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), both are consolidated subsidiaries of the Company, and Sumitomo Corporation (“SC”), through the consortium composed of these three companies, completed the joint acquisition of the aircraft leasing business under The Royal Bank of Scotland Group plc (“RBS”), a major financial institution in the UK, on June 1, 2012, pursuant to the agreement with RBS on January 16, 2012. The outline of the business combination through acquisition is as follows:

(1)	Outline of the business combination
1)	Name of the acquired companies and their business
a.	Name of the acquired company: RBS Aerospace Limited

(Renamed as SMBC Aviation Capital Limited in June 2012)

Content of its business: Leasing

b.	Name of the acquired company: RBS Aerospace (UK) Limited

(Renamed as SMBC Aviation Capital (UK) Limited in June 2012)

Content of its business: Leasing

c.	Name of the acquired company: RBS Australia Leasing Pty Limited

(Renamed as SMBC Aviation Capital Australia Leasing Pty Limited in June 2012)

Content of its business: Leasing

2)	Main reasons for the business combination

The aircraft leasing industry expects the demand for commercial aircraft to continue to grow steadily, underpinned by the increasing number of passengers associated with the growth of emerging markets, especially in Asia, and the rapid growth of low cost carriers (LCC). In this perspective, the consortium jointly acquired RBS’s aircraft leasing business, one of the market leaders and the fourth largest player in the world in terms of asset size, aiming to further expand the existing aircraft leasing business jointly developed by SMFL and SC.

3)	Date of the business combination

June 1, 2012

4)	Legal form of the business combination

Acquisition of shares

5)	Name of the controlling entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6)	Percentage share of voting rights the Company has acquired

a. RBS Aerospace Limited	90%
b. RBS Aerospace (UK) Limited	90%
c. RBS Australia Leasing Pty Limited	100%	(Note	)
(Note)	Acquisition through a consolidated subsidiary (percentage share of voting rights: 90%) newly established by the consortium composed of the three companies
7)	Main reason the Company became the controlling entity

The Company acquired a majority of voting rights of the companies above 1) and consolidated it as subsidiaries.

(2)	Period of the acquired companies’ financial results included in the consolidated financial statements of the Company

From June 1, 2012 to March 31, 2013

(3)	Acquisition cost of the acquired companies

Total acquisition cost of the companies above (1), 1) is as follows:

Consideration for acquisition	93,325 million yen
Expenses directly required for acquisition	1,419 million yen
Acquisition cost of the acquired companies	94,745 million yen

(4)	Amount of goodwill, reason for recognizing goodwill, amortization method and the period
1)	Amount of goodwill 7,484 million yen
2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and the amount of the Company’s interests in the companies above (1), 1) as goodwill.

3)	Amortization method and the period

Straight-line method over 10 years

(5)	Amounts of assets and liabilities acquired on the day of the business combination
1)	Assets

Total assets	668,091 million yen
Tangible fixed assets	568,479 million yen
2)	Liabilities

Total liabilities	571,377 million yen
Borrowed money	478,581 million yen

(6)

Approximate amounts and their calculation methods of impact on the consolidated statement of income for the fiscal year ended March 31, 2013, assuming that the business combination had been completed at the beginning of the fiscal year

1)

Estimates of the differences between the ordinary income and other income data, assuming that the business combination had been completed at the beginning of the fiscal year and the actual ordinary income and other income data that are recorded in the consolidated statement of income are as follows:

Ordinary income	11,365 million yen
Ordinary profit	3,220 million yen
Net income	1,326 million yen

(Note) Ordinary income is presented as a counterpart of sales of companies in other industries.

2)	Calculation method of the approximate amounts and material assumptions

The approximate amounts were calculated retroactively to the beginning of the fiscal year based on the amounts stated in the companies above (1), 1) and its consolidated subsidiaries’ statement of income for the period from April 1, 2012 to May 31, 2012, including the amount of amortization of goodwill for the same period, and are different from results of operation if the business combination had been completed at the beginning of the fiscal year.

The information mentioned above has not been audited by KPMG AZSA LLC.

<Transactions under common control>

Making SMBC Consumer Finance Co., Ltd. a wholly-owned subsidiary

The Company made SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd. “Promise”) a wholly-owned subsidiary by a share exchange with an effective date of April 1, 2012 (the “Share Exchange”). The outline of transactions under common control is as follows:

(1) Outline of the transactions

1)	Name and business of combined entities

- Acquisition company: Sumitomo Mitsui Financial Group, Inc. (Bank holding company)

- Acquired company: Promise (Consumer finance)

2)	Date of business combination

April 1, 2012

3)	Form of reorganization

Exchange of shares

4)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

5)	Outline and purpose of the transaction

The Company has considered it as our basic policy to wholly-own Promise in order to i) strengthen Promise’s financial base to effectively achieve expansion of the consumer finance business with Promise acting at its core in the Company through further enforcement of cooperation between Promise and the Company’s group companies and the establishment of a competitive advantage in the industry of Promise as the initiative, and ii) build up an infrastructure accommodating more timely and flexible group-wide decision making. In line with this policy, the Company made Promise a wholly-owned subsidiary.

(2) Accounting methods

The Company applies the accounting procedures stipulated by Articles 45 and 46 of the “Accounting Standard for Business Combinations” (ASBJ Statement No. 21).

(3) Acquisition cost of the additionally acquired stocks of subsidiary

Fair value of common stock of Promise additionally acquired	7,733 million yen
Expenses directly required for acquisition	60 million yen
Acquisition cost of the additionally acquired stocks of subsidiary	7,794 million yen

(4) Share exchange ratio, its basis for determination, number of shares delivered

1)	Type of shares and share exchange ratio

Common shares

The Company 1: Promise 0.36

(Note)	0.36 shares of the Company common stock was allotted and delivered per share of Promise common stock.

2)	Basis for determination of share exchange ratio

The Company and Promise separately appointed a financial advisor or third party valuation institution, both independent of the two companies, in order to ensure fairness and appropriateness in determining the share exchange ratio for the Share Exchange. The Company appointed Goldman Sachs Japan Co., Ltd. as the financial advisor while Promise appointed Houlihan Lokey K.K. as the third party valuation institution. To determine the share exchange ratio, the Company and Promise separately considered it carefully with reference to the share exchange ratio provided by the above financial advisor and third party valuation institution, with which they also engaged in discussions and negotiations. With regard to the valuation of Promise’s share price, the Company and Promise took account of the tender offer price for Promise’s common stock, undertaken by SMBC prior to the Share Exchange as a benchmark in addition to the conditions and results of the tender offer, the Company’s share price movements and other factors. As a result, the Company and Promise concluded that the share exchange ratio set forth in 1) above was reasonable and beneficial to the shareholders of the two companies, subsequently agreeing and accepting it for the transaction.

3)	Number of shares delivered

45,660 thousand shares of common stock of the Company

(5) Amount of goodwill, reason for recognizing goodwill, amortization method and the period

1)	Amount of goodwill 3,916 million yen
2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and the amount of the Company’s interests in Promise as goodwill.

3)	Amortization method and the period

Straight-line method over 20 years

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of Enforcement Ordinance of the Banking Act (1982 Ministry of Finance Ordinance No. 10).
2.	Amounts of less than one million yen have been omitted.
3.	“Other income” included gains on sales of stocks and other securities of 38,412 million yen and investment gains on equity method of 5,309 million yen.
4.	“Other expenses” included write-off of loans of 133,639 million yen, losses on sale of stocks of 29,440 million yen and losses on devaluation of stocks and other securities of 29,944 million yen.
5.	“Other extraordinary gains” represented gains on step acquisitions of 140 million yen.
6.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Unit: millions of yen

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Idle assets	47 items	Land and buildings, etc.	2,523
	Others	2 items		55
Kinki area	Branches	5 branches	Land and buildings, etc.	206
	Idle assets	34 items		1,169
	Others	2 items		22
Others	Idle assets	12 items	Land and buildings, etc.	274
	Others	1 item		62

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

In the fiscal year, SMBC and other subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “Losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been omitted.
2.	Type and number of shares issued and treasury shares are as follows:

Unit: shares

	Number of shares at the beginning of the fiscal year	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end	Remarks
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625
Total	1,414,055,625	—	—	1,414,055,625
Treasury shares
Common stock	62,939,559	88,729	2,848,912	60,179,376	(Notes 1, 2)
Total	62,939,559	88,729	2,848,912	60,179,376

(Notes)
1.

The increase of 88,729 shares in the number of treasury common stock is due to an increase of 85,533 shares through purchase of fractional shares, an increase of 396 shares through acquisition of fractional shares incurred as a result of a share exchange associated with SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd.) becoming a wholly-owned subsidiary and an increase of 2,800 shares through acquisition of treasury stock associated with dissenting shareholders’ share purchase demand against such share exchange.

2.

The decrease of 2,848,912 shares in the number of treasury common stock is due to a sale of fractional shares, reduction of 8,836 shares through the exercise of stock options and a reduction of 2,840,076 shares through the issuance of treasury stock as a result of a share exchange associated with SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd.) becoming a wholly-owned subsidiary.

3.	Information on stock acquisition rights

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			At the beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options	—					1,140
Consolidated subsidiaries	—	—					120
Total							1,260

4.	Information on dividends:
(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2012	Common stock	68,230	50	March 31, 2012	June 28, 2012
Meeting of the Board of Directors held on November 14, 2012	Common stock	70,513	50	September 30, 2012	December 4, 2012

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 27, 2013	Common stock	98,713	Retained earnings	70	March 31, 2013	June 27, 2013

(Note) Cash dividends per share of ¥70 includes ¥10 of the commemorative dividend.

<Notes on Financial Instruments>

1.	Status of financial instruments
(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance. Its banking business includes deposit taking, lending, securities trading and investment, remittance, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs, to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit.

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated debt and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and the method to assess the effectiveness of hedging are described in <Significant Accounting Policies for Consolidated Financial Statements>, 4. Accounting policies, (16) Hedge accounting.

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Risk Management Regulations.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the basic policy. The Corporate Risk Management Dept., which, together with the Corporate Planning Dept., controls risk management across the Group by monitoring the development and implementation of each Group company’s risk management system, and gives appropriate guidance as needed. Within this framework, the Company comprehensively and systematically manages risks on a Group basis.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

a.	Credit risk management system

At SMBC, the Company’s major consolidated subsidiary, basic policies on credit risk management and other significant matters require the resolution of the bank’s Management Committee and the approval of the bank’s Board of Directors.

The Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls the total credit risk of the entire bank by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. The department also monitors risk situations and regularly reports to the Management Committee and the Board of Directors.

Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize the bank’s overall credit portfolio through using credit derivatives and selling loan claims. In the Corporate Services Unit, the Corporate Research Dept. analyzes industries as well as investigates the borrower’s business situation to detect early signs of problems. The Credit Administration Dept. is responsible for formulating and implementing measures to reduce the bank’s exposures mainly to borrowers classified as potentially bankrupt or lower.

The Credit Departments of Consumer Banking Unit, Middle Market Banking Unit and other business units play a central role in credit screening and managing their units’ credit portfolios. Each business unit establishes its credit limits based on the baseline amounts for each borrower grading category. Borrowers or loans perceived to have high credit risk undergo intensive evaluation and administration by the unit’s Credit Department.

Moreover, the Credit Risk Committee, a consultative body straddling the business units, rounds out the bank’s oversight system for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of the bank’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

b.	Method of credit risk management

SMBC properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

-	Appropriate risk-taking within the scope of capital

To limit credit risks to a permissible level relative to capital, “credit risk capital limit” has been established for internal control purposes. Under this limit, a general guideline and designated guidelines for real estate finance, investment in funds and securitization products are set for each business unit. Regular monitoring is conducted to ensure that these guidelines are being followed.

-	Controlling concentration of risk

Concentration of risk in specific borrowers/industries/countries could severely reduce a bank’s capital should it materialize. SMBC therefore implements measures to prevent concentration of credit risk in specific industries, and control large exposures to individual borrowers by setting guidelines for maximum loan amounts and conducting thorough loan reviews. To manage country risk, SMBC also has credit limit guidelines based on each country’s creditworthiness.

-	Greater understanding of actual corporate conditions and balancing returns and risks

SMBC runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead) level.

-	Reduction and prevention of non-performing loans

On non-performing loans and potential non-performing loans, SMBC carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

-	Approaches to active portfolio management

SMBC is committed to agile portfolio management, such as using credit derivatives and selling loan claims, to stabilize its credit portfolio.

In regards to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks.

Moreover, guidelines have been established based on the characteristics of each type of risk.

In regards to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which SMBC frequently conducts derivative transactions, measures such as a close-out netting provision, which provide that offsetting credit exposures between the two parties will be combined into a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

a.	Market and liquidity risk management systems

At SMBC, important matters such as basic policies for managing market and liquidity risks and risk management framework are determined by the Management Committee and then approved by the Board of Directors. The aforementioned Corporate Risk Management Dept., which is independent of the business units that directly handle business transactions, manages market and liquidity risks in an integrated manner. The department also monitors market and liquidity risk situations and regularly reports to the Management Committee and the Board of Directors.

Furthermore, its cross-departmental “ALM Committee” reports on the state of observance of the bank’s market risk capital and liquidity risk capital limits, and deliberates on administration of ALM policies. It also has a system whereby front-office departments, middle-office departments and back-office departments check each other’s work in order to prevent clerical errors, unauthorized transactions, etc. In addition, its Internal Audit Unit, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

b.	Market and liquidity risk management methodology
-	Market risk management

SMBC manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

SMBC uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking book (market operations for generating profit through management of interest rates, terms, and other aspects of assets (loans, bonds, etc.) and liabilities (deposits, etc.)) and trading book (market operations for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), SMBC calculates the maximum loss that may occur as a result of market fluctuations in one day with a probability of 1% based on 4 years of historical observation. Concerning the holding of shares (listed shares) for the purpose of strategic investment, SMBC calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, SMBC manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

-	Quantitative information on market risks

As of March 31, 2013, total VaR of SMBC and its major consolidated subsidiaries was 31.1 billion yen in the banking book, 15.0 billion yen in the trading book and 977.4 billion yen in the holding of shares (listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

-	Liquidity risk management

At SMBC, funding liquidity risk is managed based on a framework consisting of setting funding gap limits and guidelines, maintaining a system of highly liquid supplementary funding sources, and establishing contingency plans. The bank tries to avoid excessive reliance on short-term funds by managing funding gap limits and guidelines and has established a contingency plan covering emergency action plans such as reducing funding gap limits and guidelines. In addition, to ensure smooth fulfillment of transactions in face of market turmoil, it holds assets such as U.S. treasuries that can be sold immediately and emergency committed lines as supplemental liquidity.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the bank has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, reasonably calculated prices. Such prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2.	Fair Value of Financial Instruments
(1)

“Consolidated balance sheet amounts,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2013 are as follows. The amounts shown in the following table do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as “other securities,” and stocks of subsidiaries and affiliates.

Unit: millions of yen

	Consolidated balance sheet amounts		Fair value		Net unrealized gains (losses)
1) Cash and due from banks (Note 1)	10,790,611		10,798,156		7,544
2) Call loans and bills bought (Note 1)	1,352,783		1,354,011		1,228
3) Receivables under resale agreements	273,217		274,216		998
4) Receivables under securities borrowing transactions	3,494,398		3,494,398		–
5) Monetary claims bought (Note 1)	1,533,638		1,545,517		11,879
6) Trading assets
Securities classified as trading purposes	3,408,810		3,408,810		–
7) Money held in trust	22,789		22,789		–
8) Securities
Bond classified as held-to-maturity	5,840,512		5,901,662		61,150
Other securities	34,597,867		34,597,867		–
9) Loans and bills discounted	65,632,091
Reserve for possible loan losses (Note 1)	(695,077)
	64,937,014		66,306,879		1,369,865
10) Foreign exchanges (Note 1)	2,220,409		2,224,866		4,457
11) Lease receivables and investment assets (Note 1)	1,674,220		1,742,524		68,303
Total assets	130,146,271		131,671,699		1,525,427
1) Deposits	89,081,811		89,084,089		2,277
2) Negotiable certificates of deposit	11,755,654		11,755,929		275
3) Call money and bills sold	2,954,051		2,954,050		(0)
4) Payables under repurchase agreements	2,076,791		2,076,791		–
5) Payables under securities lending transactions	4,433,835		4,433,835		–
6) Commercial paper	1,499,499		1,499,503		4
7) Trading liabilities
Trading securities sold for short sales	1,910,129		1,910,129		–
8) Borrowed money	4,979,460		5,016,127		36,666
9) Foreign exchanges	337,901		337,901		–
10) Short-term bonds	1,126,300		1,126,291		(8)
11) Bonds	4,750,806		4,920,741		169,935
12) Due to trust account	643,350		643,350		–
Total liabilities	125,549,591		125,758,742		209,150
Derivative transactions (Note 2)
Hedge accounting not applied	167,039		167,039		–
Hedge accounting applied	[166,382	]	[166,382	]	–
Total	657		657		–

(Notes)

1.   The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

2.   The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges, and 11) Lease receivables and investment assets:

Of these transactions, the book values of dues from banks without maturity and overdrafts with no specified repayment dates are regarded to approximate their fair values; thus, their fair values are their book values.

For short-term transactions with remaining life not exceeding 6 months, their fair values are, in principle, their book value as book values are regarded to approximate fair values.

The fair value of those with a remaining life of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting future cash flows, estimated taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprised of a risk-free interest rate). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the present value of expected future cash flows, or the expected disposal amount of collateral and the expected recoverable amount from guarantees. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are regarded as their fair values.

5)	Monetary claims bought:

The fair values of subordinated trust beneficiary interests related to securitized housing loans are based on the assessed value of underlying assets minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price as of the end of the fiscal year.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during one month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of variable rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private-placement bonds, are based on the present value of future cash flows calculated by discounting future cash flows estimated taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate.

However, the fair values of bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s face value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1)	Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining life not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values. The fair values of transactions with a remaining life of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining life.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bond and 11) Bonds:

The fair values of short-term transactions with remaining life not exceeding 6 months are based on their book values, as their book values are regarded to approximate their fair values. For transactions with a remaining life of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining life. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7)	Trading liabilities:

The fair values of bonds sold and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on the prices calculated based on the present value of the expected future cash flows or using valuation techniques such as the option pricing model. The fair values of commodity derivatives transactions are based on the prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

Unit: millions of yen

Item	As of March 31, 2013
Monetary claims bought
Monetary claims bought without market prices (Note 1)	5,845
Securities
Unlisted stocks, etc. (Note 2)	268,535
Investments in partnership, etc. (Note 3)	341,945
Total	616,326

(Notes)	1.	Beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their values.
	2.	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
	3.	They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheet and statement of income.

<Notes to Per Share Information>

Net assets per share:	4,686.69 yen
Net income per share:	586.49 yen

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

Investments in subsidiaries and affiliates: Carried at cost using the moving-average method

2.	Depreciation
(1)	Tangible fixed assets

Declining balance method (However, buildings are depreciated on the straight-line method.)

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

In accordance with the amendment of the Corporation Tax Act, effective from the fiscal year ended March 31, 2013, the Company has changed their depreciation method for those tangible fixed assets acquired on or after April 1, 2012. This change has little impact on ordinary profit and income before income taxes for the fiscal year ended March 31, 2013.

(2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company is depreciated over its estimated useful life (basically 5 years).

3.	Translation of foreign-currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

4.	Accounting standards for reserves
(1)	Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

5.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been omitted.
2.	Accumulated depreciation on tangible fixed assets: 13 million yen
3.	Subordinated bonds

Bonds here refer to subordinated bonds whose obligations, by special conditions, are honored with lesser priority than other debt obligations.

4.	Guarantee liabilities

The Company is offering guarantees in the amount of 50,383 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to customer withdrawals of deposits at SMBC’s Dusseldorf Branch.

5.	Short-term monetary claims to affiliates:	77,761 million yen
	Short-term monetary debts to affiliates:	1,231,084 million yen
	Long-term monetary debts to affiliates:	392,900 million yen

<Notes to Non-Consolidated Statement of Income>

1.	Amounts less than one million yen have been omitted.
2.	Related party transactions

Operating income:	179,560 million yen
Operating expenses:	17,066 million yen
Transactions other than operating transactions:	7,429 million yen

<Notes to Non-Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been omitted.
2.	Type and number of treasury shares:

Unit: shares

	Number of shares at the beginning of the fiscal year	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end	Remarks
Treasury shares
Common stock	49,441,519	88,729	45,669,776	3,860,472	(Notes 1, 2)
Total	49,441,519	88,729	45,669,776	3,860,472

(Notes)

1.

The increase of 88,729 shares in the number of treasury common stock is due to an increase of 85,533 shares through purchase of fractional shares, an increase of 396 shares through acquisition of fractional shares incurred as a result of a share exchange associated with SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd.) becoming a wholly-owned subsidiary and an increase of 2,800 shares through acquisition of treasury stock associated with dissenting shareholders’ share purchase demand against such share exchange.

2.

The decrease of 45,669,776 shares in number of treasury common stock is due to a sale of fractional shares, a reduction of 8,836 shares through exercise of stock options and a reduction of 45,660,940 shares through the issuance of treasury stock as a result of a share exchange associated with SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd.) becoming a wholly-owned subsidiary.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets

Unit: millions of yen
Deferred tax assets
Shares of subsidiaries	1,095,106
Others	31,816

Subtotal deferred tax assets	1,126,923
Valuation allowance	(1,126,923)

Total deferred tax assets	–

Net amount of deferred tax assets	–

<Notes to Per Share Information>
Net assets per share:	3,290.23 yen
Net income per share:	104.93 yen